Exhibit 3.2

Valpey-Fisher Corporation

Amendment to By-Laws - effective July 23, 2009

Article III, Section 1 of the Bylaws of Valpey-Fisher Corporation are hereby amended to read in their entirety as follows:

Section 1.  Number, Qualification and Term.  The property and business of the Corporation shall be managed by its Board of Directors consisting of not less than Five (5) nor more than Thirteen (13) persons.  The number of directors constituting the entire Board shall be Eight (8); provided, however, that from time to time, such number may be decreased to not less than Five (5) or increased to not more than Thirteen (13) persons by amendment of this section of the By-laws by a majority of the entire Board of Directors.  Directors need not be stockholders.  They shall be elected at the Annual Meeting of Stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify.